SUPPL

10 January 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2 [redacted]
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

08000522

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

United Overseas Land Ltd

We have pleasure in enclosing the Announcement released on 8 January 2008 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/pc

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL Group Limited

Company Registration No 196300438C

AWARD OF TENDER FOR RESIDENTIAL SITE AT SIMEI STREET 4 BY URBAN REDEVELOPMENT AUTHORITY

The Board of Directors of UOL Group Limited (the "**Company**") wishes to announce that the Urban Redevelopment Authority ("**URA**") has awarded the tender submitted by the Company and Peak Century Pte Ltd ("**PCPL**"), a subsidiary company of Kheng Leong Company (Private) Limited for the residential Land Parcel at Simei Street 4 ("**Site**"), subject to the conditions of tender as set out in the tender documents. A sum equivalent to approximately 5% of the tendered sale price of S$236,050,000 ("**Tender Price**") will be paid within 7 days from the award of tender. The balance of the Tender Price is payable to URA in two instalments. The Tender Price shall be financed principally from bank borrowings and internal funds.

The Site which comprise an area of approximately 32,210.5 square metres, has a tenure of 99 years and plot ratio of 2.3. A joint venture company will be incorporated by the Company and PCPL on a 60:40 basis to undertake the proposed development of the Site.

The acquisition of the Site is not expected to have a material effect on the net tangible assets per share and earnings per share of the Group for the year ending 31 December 2008.

None of the directors and controlling shareholders of the Company has any interest, direct or indirect, in the acquisition of the Site.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 08/01/2008 to the SGX.

END